UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

AUSPEX PHARMACEUTICALS, INC.

(Name of Subject Company)

AUSPEX PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

05211J102

(CUSIP Number of Class of Securities)

Pratik Shah, Ph.D.

President and Chief Executive Officer

Auspex Pharmaceuticals, Inc.

3333 N. Torrey Pines Court, Suite 400

San Diego, California 92037

(858) 558-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Rama Padmanabhan, Esq.

Kenneth J. Rollins, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Auspex Pharmaceuticals, Inc., a Delaware corporation (“Auspex” or the “Company”), with the Securities and Exchange Commission on April 7, 2015, relating to the offer by Teva Pharmaceutical Ltd., an Israeli corporation (“Parent” or “Teva”) and Aurum Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to purchase all the issued and outstanding shares of Auspex’s common stock, $0.0001 par value per share (the “Shares”), for a purchase price of $101.00 per Share in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2015, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and restated by deleting the second paragraph under the heading “U.S. Antitrust Compliance” on page 41 of the Schedule 14D-9 and replacing it with the following paragraph:

“Auspex and Parent each filed Premerger Notification and Report Forms with the FTC and the Antitrust Division on April 7, 2015 and April 8, 2015, respectively, for review in connection with the Offer. The initial waiting period under the HSR Act expired, effective April 23, 2015 at 11:59 pm. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.

Even though the requisite waiting period under the HSR Act has expired, at any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Teva, Auspex or any of their respective subsidiaries or affiliates. The U.S. Department of Justice Antitrust Division, U.S. state attorneys general and private persons may also bring legal action under the U.S. federal antitrust laws. While Auspex believes that the consummation of the Offer will not violate any U.S. federal antitrust law, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUSPEX PHARMACEUTICALS, INC.

By:	/s/ Pratik Shah
Name:	Pratik Shah, Ph.D.
Title:	President and Chief Executive Officer

Dated: April 24, 2015

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